UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MARTEK BIOSCIENCES CORPORATION

(Name of Subject Company)

MARTEK BIOSCIENCES CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

572901106

(CUSIP Number of Class of Securities)

Steve Dubin
Chief Executive Officer

Martek Biosciences Corporation

6480 Dobbin Road

Columbia, Maryland 21045

(410) 740-0081

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Michael J. Silver

William I. Intner

Hogan Lovells US LLP
100 International Drive — Suite 2000

Baltimore, Maryland 21202

(410) 659-2700

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of a press release issued on December 21, 2010.

DSM to Acquire Martek to Add New Nutrition Growth Platform

HEERLEN, Netherlands and COLUMBIA, Md., Dec. 21, 2010 —

•                  DSM (NYSE Euronext: DSM KON) to offer US$31.50 for each share of Martek Biosciences Corporation (Nasdaq: MATK) in an all-cash transaction (through a tender offer)

•                  Total consideration of US$1,087 million (about euro 829 million)

•                  Offer price represents 35% premium to Martek’s closing share price on December 20, 2010

•                  Martek Board of Directors recommends the offer

•                  Acquisition adds new growth platform for natural, healthy Polyunsaturated Fatty Acids (PUFAs) nutrition ingredients (Omega-3 DHA and Omega-6 ARA)

•                  PUFAs are clinically proven to have important human health benefits. Martek is a leader in this field with strong positions, especially in Infant Formula Nutrition applications

•                  Acquisition positions DSM as a leader in PUFAs and in Infant Nutrition, greatly strengthens DSM’s presence in the United States and expands DSM’s complementary technology platform in the field of algal and other microbial fermentations

•                  Martek’s growth will be accelerated by DSM’s global market reach, technology base and application skill capabilities, its insights in the food, beverage and global dietary supplements markets and its strength in industrial biotechnology and related applications

•                  Acquisition is immediately EPS accretive

Royal DSM N.V., the global Life Sciences and Materials Sciences company, and Martek Biosciences Corporation today announce that they have entered into a definitive agreement  under which DSM will acquire all the outstanding shares of common stock of Martek for US$31.50 in cash per share for total consideration of US$1,087 million.  The transaction has been approved by DSM’s Supervisory Board and is recommended by Martek’s Board of Directors. Subject to customary conditions, the tender process is expected to close in February 2011, and the transaction is expected to close in the first or second quarter of 2011.

The agreed price represents a premium of 35% to Martek’s closing share price of US$23.36 on December 20, 2010, and 39% to the volume weighted average closing price of Martek’s common stock over the last 90 days.

The Transaction

The acquisition is structured as an all-cash tender offer for all the outstanding shares of Martek common stock to be followed by a merger in which each remaining share of Martek common stock would be converted into the same cash per share price paid in the tender offer. The tender offer is expected to commence between 10 January 2011 and 25 January 2011. The Martek Board of Directors has recommended that Martek stockholders accept the offer and tender their shares into the offer when it is made. The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding shares of Martek common stock on a fully-diluted basis and the expiration or earlier termination of the Hart-Scott-Rodino antitrust waiting period and other regulatory approvals. The tender process is expected to close in February 2011, and the transaction is expected to close in the first or second quarter of 2011.

The transaction is not subject to a financing condition, and DSM intends to finance the acquisition from existing cash.

Strategic rationale

The purchase by DSM of Martek, a U.S. based producer of high value products from microbial sources that promote health and wellness through nutrition, will be the first major acquisition by DSM after its successful transformation into a Life Sciences and Materials Sciences company. This transaction is fully in line with DSM’s strategy for its Nutrition cluster “continued value growth” and adds a new growth platform for healthy and natural food ingredients for infant formula and other food and beverage applications, especially focused on Polyunsaturated Fatty Acids (PUFAs) such as microbial Omega-3 DHA (docosahexaenoic acid) and Omega-6 ARA (arachidonic acid).

There is significant, broad based scientific evidence about the link between health and nutrition. PUFAs have been clinically proven to have a positive impact on human health and Martek is a leader in this field. Martek therefore represents an attractive strategic acquisition for DSM. It will provide DSM with new opportunities in the infant nutrition segment as well as food and beverage and dietary supplements and create a strong platform for DSM to enter the fast growing Omega-3 and Omega-6 market through Martek’s microbial DHA and ARA products.

DSM will be able to leverage DSM’s global nutritional infrastructure (global market reach, application skills, R&D and manufacturing technology base) to channel and accelerate the growth of these products into other regions, applications and market segments beyond Martek’s current strong US-based position in infant formula ingredients and growing position in food and beverage and dietary supplement applications. As a result of the scale and resources that DSM can bring to the already solid businesses of Martek, DSM instantly becomes a leading player in the field of microbial PUFAs and through this attractive growth segment expects to drive compelling financial performance for its shareholders. The acquisition is immediately EPS accretive for DSM by 15 to 20 euro cents per ordinary share on a full year basis.

The two companies already have a longstanding relationship as DSM supplies Martek with the key base material for its ARA product. DSM has complementary intellectual property to the broad range of patents and intellectual property Martek owns, which will further extend the competitiveness of the combined company’s proprietary products.

DSM will also benefit from Martek’s recent acquisition of Amerifit, an attractive consumer business for branded dietary supplements with very specific health benefits, which it will be able to use as an additional marketing channel for both Martek as well as DSM ingredients.

Furthermore, Martek’s algal and other microbial-based biotechnology platform and its robust algal technology pipeline which complements DSM’s own biotechnology portfolio, is expected to deliver new nutritional and non-nutritional (industrial) growth opportunities.

The acquisition is expected to realize material revenue synergies through expanded distribution, marketing and product development as well as other operational efficiencies, and will accelerate DSM’s revenue growth.

Martek is headquartered in Columbia Maryland USA and had annual net sales of US$ 450 million for its fiscal year which ended October 31, 2010. Martek has five principal locations and some 600 employees.

Feike Sijbesma, CEO/ Chairman of the DSM Managing Board, said:

“Martek is a great company and a leader in the innovation, development, production and sale of high-value products from microbial sources that promote health and wellness through nutrition. DSM has enormous respect for Martek’s products, organization and people. We look forward to working with their highly skilled team.

“This acquisition is an attractive and logical next step for DSM. Martek’s leading position in healthy, natural ingredients and algal technology will add a new growth platform to our Nutrition business. DSM is a unique partner for Martek and, with our strong track record of growing businesses in competitive environments, we believe we can help to lift Martek to the next level.”

Martek’s Chairman, Robert J. Flanagan, said:

“We are proud of the achievements of our company and are pleased to see the company’s value recognized by DSM. Following thorough analysis by our board of directors, we have determined that this transaction offers the best value for our stockholders.”

Martek’s CEO, Steve Dubin, said:

“We are pleased to announce this transaction, and we believe that it is in the best interest of Martek and our stockholders. After careful analysis, our board of directors unanimously approved this transaction with DSM, which has a strong reputation and global operations. We are pleased that this transaction appropriately recognizes the value of Martek’s nutritional ingredients, technology platform, market position and skilled workforce, while providing significant value to our stockholders. We have worked collaboratively with DSM for many years, and we are confident that they share our vision for Martek’s future.”

Conference calls

Today DSM will hold a conference call for the media from 08.30 AM — 09.00 AM CET (+31 (0)10 29 44 224 or +44 (0) 203 365 3207) and a conference call for investors and analysts from 09.30 AM — 10.30 AM CET (+31 (0)10 29 44 271 or +44 (0) 203 365 3207). Also, more information can be found in the presentation that can be downloaded from the Investors section of the DSM website www.dsm.com. The calls will be recorded and will be available for replay on www.dsm.com.

Additional information

Allen & Company LLC is serving as exclusive financial advisor to Martek in the transaction. Hogan Lovells US LLP is serving as legal counsel to Martek and Morris, Nichols, Arsht & Tunnell LLP is serving as legal counsel to Martek’s independent directors. JP Morgan plc is serving as financial advisor to DSM, and Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel to DSM.

DSM — the Life Sciences and Materials Sciences Company

Royal DSM N.V. creates solutions that nourish, protect and improve performance. Its end markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM manages its business with a focus on the triple bottom line of economic performance, environmental quality and social responsibility, which it pursues simultaneously and in parallel. DSM has annual net sales of about euro 8 billion and employs some 22,700 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

Martek

Martek is a leader in the innovation, development, production and sale of high-value products from microbial sources that promote health and wellness through nutrition. The Company’s technology platform consists of its core expertise, broad experience and proprietary technology in areas such as microbial biology, algal genomics, fermentation and downstream processing. This technology platform has resulted in Martek’s development of a number of products, including the company’s flagship product, life’sDHA™, a sustainable and vegetarian source of algal DHA (docosahexaenoic acid) important for brain, heart and eye health throughout life for use in infant formula, pregnancy and nursing products, foods and beverages, dietary supplements and animal feeds. The Company also produces life’sARA™ (arachidonic acid), an omega-6 fatty acid, for use in infant formula and growing-up milks. Martek’s subsidiary, Amerifit Brands, develops, markets and distributes branded consumer health and wellness products and holds leading brand positions in all of its key product categories. Amerifit products are sold in most major mass, club, drug, grocery and specialty stores and include: Culturelle®, a leading probiotic supplement; AZO, the leading OTC brand addressing symptom relief and detection of urinary tract infections; and Estroven®, the leading all-natural nutritional supplement brand addressing the symptoms of menopause.

For more information on Martek Biosciences, visit www.Martek.com. For a complete list of life’sDHA™ and life’sARA™ products, visit www.lifesdha.com. For more information about Amerifit Brands, visit http://www.amerifit.com.

For more information:

DSM Corporate Communications Herman Betten tel. +31 (0) 45 5782017 fax +31 (0) 45 5740680 e-mail media.relations@dsm.com	DSM Investor Relations Hans Vossen tel. +31 (0) 45 5782864 fax +31 (0) 10 4590275 e-mail investor.relations@dsm.com

Brunswick Group Jennifer Lowney/Justin Dini Tel +1 212 706 7889 e-mail dsm@brunswickgroup.com	Brunswick Group Kate Miller/Jonathan Glass Tel +44 20 7396 3544 e-mail dsm@brunswickgroup.com

Martek Corporate Communications Cassie France-Kelly Tel. +1 443-542-2116 e-mail media@martek.com	Martek Investor Relations Kyle Stults Tel. +1 443-542-2565 e-mail investors@martek.com

Additional Information

The tender offer described in this new release has not yet been commenced.  This news release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Martek. At the time the tender offer is commenced, DSM and its wholly-owned subsidiary, Greenback Acquisition Corporation, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Martek intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. DSM, Greenback Acquisition Corporation and Martek intend to mail these documents to the stockholders of Martek. These documents will contain important information about the tender offer and stockholders of Martek are urged to read them carefully when they become available. Stockholders of Martek will be able to obtain a free copy of these documents (when they become available) and other documents filed by Martek, DSM or Greenback Acquisition Corporation with the Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov.  In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from DSM.

Forward Looking Information

This presentation contains certain forward looking statements that involve a number of risks and uncertainties.  Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Martek stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in DSM’s Annual Report and in filings with the SEC including, but not limited to, Part I, Item 1A of Martek’s Form 10-K for the fiscal year ended October 31, 2009, other Martek reports on Form 10-K, Form 10-Q and Form 8-K and, when made, DSM’s Schedule TO and related documentation and Martek’s Schedule 14D-9 to be filed in connection with the tender offer. The inclusion of a forward-looking statement herein should not be regarded as a representation by DSM or Martek that DSM’s or Martek’s objectives will be achieved. DSM and Martek undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

The English language version of this press release supersedes all other language versions.

The following is a copy of a presentation given to employees of Martek Biosciences Corporation on December 21, 2010.

Martek Biosciences Employee Meetings December 21, 2010

Forward Looking Statements 2 This presentation contains certain forward looking statements that involve a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Martek stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in DSM’s Annual Report and in filings with the SEC, including, but not limited to, Part I, Item 1A of Martek’s Form 10-K for the fiscal year ended October 31, 2009, other Martek reports on Form 10-K, Form 10-Q and Form 8-K and, when made, DSM’s Schedule TO and related documentation and Martek’s Schedule 14D-9 to be filed in connection with the tender offer. The inclusion of a forward-looking statement herein should not be regarded as a representation by DSM or Martek that DSM’s or Martek’s objectives will be achieved. DSM and Martek undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

Today’s Announcement 3 DSM to Acquire Martek Biosciences Corporation Acquisition Price of $31.50 per Share in All Cash Transaction Transaction is expected to close during the first or second calendar quarter of 2011

Tender Offer Information 4 The tender offer described in this presentation has not yet been commenced. This presentation and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Martek. At the time the tender offer is commenced, DSM and its wholly-owned subsidiary, Greenback Acquisition Corporation, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Martek intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. DSM, Greenback Acquisition Corporation and Martek intend to mail these documents to the stockholders of Martek. These documents will contain important information about the tender offer and stockholders of Martek are urged to read them carefully when they become available. Stockholders of Martek will be able to obtain a free copy of these documents (when they become available) and other documents filed by Martek, DSM or Greenback Acquisition Corporation with the Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from DSM.

Why the Acquisition DSM is one of the world’s leading life’s sciences and materials sciences companies Martek believes that DSM’s offer represents compelling value to stockholders and the completed transaction will significantly accelerate the growth of Martek’s current and future products in the market place and help us to more fully develop our technology pipeline Combining Martek’s best-in-class products and technologies, sales and marketing capabilities, and intellectual property with DSM’s strong sales presence, global footprint, and patents and technologies presents a compelling opportunity for the growth of our business 5

What It Means to You as a Martek Employee Stock Plans RSUs At the closing of the transaction, all unvested Martek RSUs will become fully vested and will be “cashed out” at the merger consideration of $31.50 per share Options At the closing of the transaction, all unvested Martek options will become fully vested Options with an exercise price less than $31.50 per share will terminate and be “cashed out” All other options will terminate without any payment 401(k) Martek stock currently in employees’ 401(k) accounts will be converted to cash and remain in their 401 (k) account. Upon completion of the transaction and all required documentation, direct stock ownership will be cashed out at $31.50 per share More details to come 6

What It Means to You as a Martek Employee For 2011, DSM has agreed to provide: Salary and annual bonus opportunities and non-equity-based employee benefits in the aggregate no less favorable than those currently being provided Health and welfare benefits plans in the aggregate no less favorable than those currently being provided No new RSU grants will be made but a substitute cash incentive plan will be established. More information to come. DSM considers Martek to be a lean organization and expects to grow and not shrink the business. Details will be determined in the course of developing the integration plan. Other integration details to be worked out over time after the close of the transaction 7

The Life Sciences & Materials Sciences Company

Mission of DSM 9 Investor Relations

Evolution Life Science Products Coal Fertilizers Petrochemicals Performance Materials Bioterials / Biologics Chemical engineering Polymer technology Fine chemicals Material science Mechanical engineering Biotechnology Technological competences 1902 1930 1970 1950 1990 2000 2010 DSM: 100 years of successful transformations

DSM’s transformation 2000 2005 H1 2010 Polymer Intermediates Performance Materials Pharma Nutrition Breakdown DSM Sales (%) Elastomers others Petrochemicals Engineering Plastic Products Base Chemicals & Materials others Base Chemicals & Materials others

DSM end markets Human Nutrition & Health Pharmaceuticals Agriculture Textiles Animal Nutrition & Health Metal, building and construction Automotive and Transport Electrics and Electronics Packaging Personal Care

Global Shifts Demographic shifts and urbanization Growth in emerging economies (incl. innovation) Increased resources consumption and efficiency High impact of new technologies Health & Wellness Aging population (globally) Nutrition security and healthy foods Cost pressure on increasing healthcare demands Safer & healthier products Business impact of the societal trends increasing Climate & Energy Driving sustainable value chains Growing focus on renewable energy sources Increasing demand for energy-efficient products 13 Investor Relations

DSM in motion: driving focused growth People - Planet - Profit: creating value along three dimensions

Climate & Environment Continuous improvement Nutrition Improvement Well on track DSM: Leader in Sustainability, now and in the future DSM Values: “We can’t be successful in a world that fails” Internationalization & Diversity Step up efforts People, Planet, Profit

 Engaged and committed business is fundamental to societal progress DSM and Responsibility Community Programs designed to help DSM Global partner of UN WFP (World Food Program) Nutritional Improvement Program (NIP) Sight and Life: DSM humanitarian project: Micronutrient distribution

DSM Nutritional Products Approx. 5’900 employees, high degree of diversity best-in-class manufacturing network 40 sales offices largest supplier of vitamins and carotenoids top solution provider and innovator in the industry.

Global Reach - Local Customer Support


8 Main Manufacturing Sites
47 ANH / HNH Premix Plants
Belvidere
• Arachidonic acid
• Vit C forms
• CPU plant
• Optima plant
• Spray dry & chill
Dalry
• Vit C
• Calpan
• Octabase
Grenzach
• Vit B1, B2, B6, D3
• Biotin
• Intermediates
Xinghuo
• Vit A
• Teavigo
Village-Neuf
• Canthaxanthin
• Apoester
• Apocarotenal
• Lycopene
• Biotin
Sisseln
• Vit A, E, K
• Folic acid
• Astaxanthin
• Intermediates
Freeport
• ß-Carotene
Lalden
• Intermediates for Vit A, E

18

DSM Nutritional Products Animal Nutrition Human Nutrition Personal Care

Next Steps 20 Acquisition process Securities filings starting in coming weeks Tender Offer for all outstanding shares Transaction expected to close in the first or second calendar quarter, but timing is hard to predict The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding shares of Martek common stock on a fully-diluted basis and the expiration or earlier termination of the Hart-Scott-Rodino antitrust waiting period and other regulatory approvals External communications and responses to inquiries from customer and vendors should be handled by designated Martek employees More information to come The transaction will take time to complete and until it has been consummated, we will continue to operate as an independent company. We should stay focused on “business as usual”

Questions 21 We will now answer any questions you may have.

The following is a copy of the talking points related to the presentation that was given to employees of Martek Biosciences Corporation on December 21, 2010.

DSM Acquisition of Martek Biosciences Corporation

Transaction Talking Points for Martek Employees

Key Messages

•                  DSM and Martek announced today that they have entered into a definitive agreement and plan of merger under which DSM will acquire all the outstanding shares of Martek common stock for $31.50 per share in an all-cash transaction.

•                  Upon completion of the transaction, Martek will become a wholly-owned subsidiary of DSM.

•                  Subject to customary conditions, the tender process is expected to close in February 2011, and the transaction is expected to close during the first or second calendar quarter of 2011.

•                  DSM and Martek have worked collaboratively for years, and have a shared vision for Martek’s future.

•                  DSM is a company that creates innovative products and services in life sciences and materials sciences that contribute to the quality of life. DSM has a strong sales presence and global footprint, as well as a strong portfolio of patents and technologies.

•                  DSM’s offer represents compelling value to Martek stockholders and the completed transaction will significantly accelerate the growth of Martek’s current and future products in the market place and help us to further develop our technology pipeline.

•                  DSM considers Martek to be a lean organization and expects to grow and not shrink the business. Changes, if any, will be determined in the course of developing the integration plan in close cooperation with Martek leadership. We expect to continue conducting “business as usual” for the foreseeable future.

Q & A

What did DSM and Martek announce today?

Royal DSM N.V., the global life sciences and materials sciences company, and Martek Biosciences Corporation today announced that they have entered into a definitive agreement and plan of merger under which DSM will acquire all the outstanding shares of common stock of Martek for US $31.50 in cash per share equivalent to a total consideration of US$XX million. Upon completion of the transaction, Martek will become a wholly-owned subsidiary of DSM.  The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding shares of Martek common stock on a fully-diluted basis and the expiration or earlier termination of the Hart-Scott-Rodino antitrust waiting period and other regulatory approvals.

When does the deal close?

The tender process is expected to close in February 2011, and the transaction is expected to close during the first or second calendar quarter of 2011.  The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding shares of Martek common stock on a fully-diluted basis and the expiration or earlier termination of the Hart-Scott-Rodino antitrust waiting period and other regulatory approvals.

Why is DSM acquiring Martek?

A global leader in microbial DHA and ARA for infant formula, Martek has a powerful technology platform and research engine, a robust near and long-term technology pipeline, as well as growing businesses in branded DHA ingredients outside of infant formula and branded consumer health products through Amerifit. This transaction is fully in line with DSM’s strategy for its Nutrition cluster “continued value growth” and adds a new growth platform for healthy and natural food ingredients for infant formula and other food and beverage applications, especially focused on Polyunsaturated Fatty Acids (PUFAs) such as omega 3 DHA  (docosahexaenoic acid) and omega 6 ARA (arachidonic acid).

Why did Martek agree to this acquisition?

Martek believes that DSM’s offer represents compelling value to stockholders and that the completed transaction will significantly accelerate the growth of Martek’s current and future products in the market place and help us to more fully develop our technology pipeline. We have worked collaboratively with DSM for many years, and we are confident that DSM shares our vision for Martek’s future

How does this acquisition benefit Martek?

Combining Martek’s best-in-class products and technologies, sales and marketing capabilities, and intellectual property with DSM’s strong sales presence, global footprint, and patents and technologies presents a compelling opportunity for the growth of our business.

What kind of company is DSM?

Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM’s products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam.

DSM has enormous respect for Martek’s products, organization and people and they look forward to working with Martek’s highly skilled team.

Will Martek employees become DSM employees?

Upon completion of the transaction, Martek will become a wholly-owned subsidiary of DSM.

Will the leadership and reporting structure of Martek change after the close of the deal?

No immediate changes to Martek’s leadership and internal reporting structures are anticipated.

Will Martek employees lose their jobs after the close of the deal?

DSM considers Martek to be a lean organization and expects to grow and not shrink the business. Changes, if any, will be determined in the course of developing the integration plan in close cooperation with Martek leadership. We expect to continue conducting “business as usual” for the foreseeable future.

Will Martek employees be transferred to other locations after the close of the deal?

There are no plans to change work locations.

Will the Martek locations change (at corporate, R&D, manufacturing, etc.)?

There are no plans to move or close any Martek locations.

Will there be changes to Martek’s compensation packages?

For 2011, DSM has agreed to provide salary and annual bonus opportunities and non-equity-based employee benefits in the aggregate no less favorable than those currently being provided. Additional details will be provided in the future in the course of developing the implementation plan.

We just finished open enrollment. Will there be changes to Martek’s core benefits packages — health, dental, disability insurance, life insurance, flexible spending?

For 2011, DSM has agreed to provide health and welfare benefits plans in the aggregate no less favorable than those currently being provided. Additional details will be provided in the future in the course of developing the implementation plan.

Will Martek’s 401K program change?

At this time, it is too early to answer questions about Martek’s 401(k) plan. As soon as decisions are made regarding the future of the 401(k) plan, we will communicate these decisions to all employees.

Will Martek employees still be eligible for tuition reimbursement?

For 2011, DSM has agreed to provide benefits plans in the aggregate no less favorable than those currently being provided.  Additional details will be provided in the future in the course of developing the implementation plan

Will there be changes to the PTO plan? Are the hours in my PTO bank still valid?

For 2011, DSM has agreed to provide benefits plans in the aggregate no less favorable than those currently being provided. Additional details will be provided in the future in the course of developing the implementation plan.

Do the 2011 corporate objectives for Martek change?

The transaction will take time to complete, and until it has been consummated, we will continue to operate as an independent company focused on our 2011 corporate objectives. We all need to stay focused on “business as usual.”

What about personal employee objectives established during the performance review period? Will these change?

At this time, employee performance objectives for 2011 remain in effect.  Until the transaction is consummated, we will continue to operate as an independent company, and we all need to stay focused on “business as usual.”

Will Martek continue to grant RSUs? What about our upcoming RSU grant?

No new RSU grants will be made but a substitute cash incentive plan will be established. More information to come.

Martek Stock

How does this announcement impact my Martek restricted stock units?

Upon the close of this transaction, all outstanding Restricted Stock Units (RSUs) shall vest and employees will be paid in cash for the value of RSUs based on a price per share of $31.50. All payments will be subject to mandatory withholding for federal, state and local taxes, to be withheld by Martek.

If I have RSUs that are unvested, do I lose these?

No, upon close of the transaction, all outstanding RSUs immediately vest.

What about the portion of my 401(k) plan that is invested in Martek stock?

Martek stock currently in employees’ 401(k) accounts will be converted to cash and remain in your 401 (k) account.

What about options?

At the close of the transaction, all unvested Martek options will become fully vested. Options with an exercise price less than $31.50 per share will terminate and be “cashed out.” All other options will terminate without any payment. All payments will be subject to mandatory withholding for federal, state and local taxes, to be withheld by Martek.

What happens if I have stock options that are “under water?”

Employees who have a stock option with an exercise price of $31.50 or higher will not receive any payment with respect to that option, and the options will be canceled when the transaction closes.

Customers

No impact on Martek customers is anticipated as a result of this transaction. DSM is entering into this transaction in large part because of Martek’s reputation, expertise and success, and we expect to continue conducting “business as usual.” Customers can expect the same quality, innovative products they have received from Martek in the past, and will continue to enjoy the same partnership with Martek salespeople, customer service representatives, and leadership that has been the hallmark of Martek’s reputation for two decades.

Media

We do not have any additional comments or information beyond today’s press release. DSM would be happy to provide more information:

DSM Corporate Communications

Herman Betten

tel. +31 (0) 45 5782017

fax +31 (0) 45 5740680

e-mail media.relations@dsm.com

Additional Information

The tender offer described in these talking points has not yet been commenced.  These talking points and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Martek. At the time the tender offer is commenced, DSM and its wholly-owned subsidiary, Greenback Acquisition Corporation, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Martek intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. DSM, Greenback Acquisition Corporation and Martek intend to mail these documents to the stockholders of Martek. These documents will contain important information about the tender offer and stockholders of Martek are urged to read them carefully when they become available. Stockholders of Martek will be able to obtain a free copy of these documents (when they become available) and other documents filed by Martek, DSM or Greenback Acquisition Corporation with the Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov.  In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from DSM.

Forward Looking Information

These talking points contain certain forward looking statements that involve a number of risks and uncertainties.  Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Martek stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in DSM’s Annual Report and in filings with the SEC, including, but not limited to, Part I, Item 1A of Martek’s Form 10-K for the fiscal year ended October 31, 2009, other Martek reports on Form 10-K, Form 10-Q and Form 8-K and, when made, DSM’s Schedule TO and related documentation and Martek’s Schedule 14D-9 to be filed in connection with the tender offer. The inclusion of a forward-looking statement herein should not be regarded as a representation by DSM or

Martek that DSM’s or Martek’s objectives will be achieved. DSM and Martek undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.